# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spectrum Brands Holdings, Inc., CIK 0000109177
CUSIP: 84790A105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3001 DEMING WAY, MIDDLETON, Wisconsin (WI), 53562
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-25-003049
Filed by CIK 0001741675

## Reporting persons
- Callodine Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,065,216; sole dispositive power 0; shared dispositive power 2,065,216; aggregate amount beneficially owned 2,065,216 (8.87% of the class)
- James S. Morrow: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,065,216; sole dispositive power 0; shared dispositive power 2,065,216; aggregate amount beneficially owned 2,065,216 (8.87% of the class)

## Item 1. Issuer
Name of issuer: Spectrum Brands Holdings, Inc.
Address of issuer's principal executive offices: 3001 DEMING WAY, MIDDLETON, Wisconsin, 53562

## Item 2. Person Filing
Name of person filing:
Callodine Capital Management, LP
James S. Morrow

Shares reported herein for Callodine Capital Management, LP ("Callodine") represent shares held for the benefit of investment advisory clients of Callodine. Shares reported herein for Mr. Morrow represent the above referenced shares reported for Callodine. Mr. Morrow is the managing member of the general partner of Callodine. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
Address of principal business office or, if none, residence:
Callodine Capital Management, LP
James S. Morrow
c/o Callodine Capital Management, LP
Two International Place, Suite 1830
Boston, MA 02110
Citizenship:
Callodine Capital Management, LP - Delaware

James S. Morrow - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,065,216
Percent of class: 8.87%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,065,216
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,065,216

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in Amendment No. 1 to the Issuer's Annual Report on Form 10-K for the fiscal year ended on September 30, 2025, as filed with the Securities and Exchange Commission on January 23, 2026, that there were 23,279,004 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of December 31, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Statement, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed on August 14, 2025 by the Reporting Persons with respect to the Issuer.

## Signatures
- Callodine Capital Management, LP: By: Callodine Capital Management, LLC, Its General Partner, By: James S. Morrow, Managing Member, /s/ James S. Morrow, Managing Member (02/17/2026)
- James S. Morrow: /s/ James S. Morrow, James S. Morrow (02/17/2026)